Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to us under the heading “Experts” and to the incorporation by reference of our report dated September 21, 2007 related to the statement of certain operating expenses over revenues of the Pasadena Corporate Park Buildings for the year ended December 31, 2006 and our report dated October 31, 2007 related to the statement of revenues over certain operating expenses of 222 East 41st Street for the year ended December 31, 2006 in this Registration Statement on Form S-11 and related Prospectus of Wells Real Estate Investment Trust II, Inc. for the registration of 375,000,000 shares of its common stock.

/s/ Frazier & Deeter, LLC

Atlanta, Georgia

August 18, 2008